99 8840

2-28-02
33- 95280

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2002

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

Suite 1200, 95 Wellington Street West
Toronto, Ontario
M5J 2V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ________ Form 40-F ____X____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____X____ No ________

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

FALCONBRIDGE

Falconbridge Limited
Suite 1200, 95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Rapifax 956-5757

FOR IMMEDIATE RELEASE

FALCONBRIDGE BOARD OF DIRECTORS APPOINTS NEW PRESIDENT AND CEO

Toronto, Ontario, February 27, 2002 – Mr. Alex Balogh, the Chairman of the Board of Directors of Falconbridge Limited, today announced that the Company's Board of Directors has appointed Mr. Derek Pannell as President and Chief Executive Officer to replace Mr. Øyvind Hushovd. Mr. Pannell is currently the President and Chief Operating Officer of Noranda Inc., the controlling shareholder of Falconbridge, a position he will continue to hold.

Mr. Balogh stated, "*The Board wishes to thank Mr. Hushovd, who will be leaving to pursue other opportunities after a successful 27-year career at Falconbridge, for his important contribution to the growth and success of Falconbridge during his long career with the Company.*"

Mr. Pannell is a metallurgical engineer with over 30 years of experience in the mining and metals industry. He holds a B.Sc. from Imperial College in London, England. Most recently Mr. Pannell was responsible for the very successful completion of the Antamina mine, the US$2.3 billion copper mining development in Peru which started commercial production in October 2001, four months ahead of schedule and 3% under budget. Mr. Pannell first joined Noranda in 1969 and, over the years, has acquired in-depth, first-hand knowledge of Noranda's copper and zinc operations. His senior level management experience includes Senior Vice-President, Copper Group and President of Noranda Copper Smelting and Refining, as well as President of Brunswick Mining and Smelting. He is fluent in English and French, and has a working knowledge of Spanish.

"*Mr. Pannell's mandate, together with his senior management team, will be to continue to implement the solid growth strategy which Falconbridge is currently pursuing. In particular, his mandate includes forging stronger links with potential partners in the mining industry and accelerating the delivery of additional synergies,*" said Mr. Balogh.

Falconbridge Limited, 57%-owned by Noranda Inc., is one of the world's leading producers of nickel, copper, cobalt and platinum group metals. It is based in Canada and has operations in Canada, the Dominican Republic, Norway and Chile. Falconbridge entered the mining business in 1928 and today employs 6,400 people in 16 countries. Its shares are listed on the Toronto Stock Exchange under the symbol FL.

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Contact:
Caroline Casselman
Director, Communications & Public Affairs
Falconbridge Limited
Tel.: (416) 956-5781
Email: ccasselman@falconbridge.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)

March 13, 2002

By: P.D. Lafrance – Assistant Secretary